September 20, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Benjamin Richie

100 F Street, N.E.

Washington, DC 20549

Re:       Global Digital Solutions, Inc.

Registration Statement on Form S-1/A

Filed September 19, 2023

File No. 333-269716

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1/A to become effective on September 22, 2023, at 2:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Global Digital Solutions, Inc.

/s/ William Delgado

William Delgado

Chief Executive Officer